VIA EDGAR

January 3, 2020

Mr. Tony Burak
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	American Century Capital Portfolios, Inc. (File No. 811-07820)
American Century Government Income Trust (File No. 811-04363)
American Century Investment Trust (File No. 811-07822)
American Century Municipal Trust (File No. 811-04025)
American Century Quantitative Equity Funds, Inc. (File No. 811-05447)
American Century Variable Portfolios, Inc. (File No. 811-5188)
American Century Variable Portfolios II, Inc. (File No. 811-10155)

Dear Mr. Burak:

This letter responds to the comments you provided during our phone conversation on December 4, 2019, regarding your Sarbanes-Oxley review of various funds of the above-referenced Registrants. For your convenience, we have restated each comment prior to our responses.

1)
Comment: Large Company Value Fund, Core Plus Fund, Diversified Bond Fund, NT Diversified Bond Fund and Inflation-Adjusted Bond Fund engaged in significant forward foreign currency exchange contract activity, but the use of these derivatives and their impact to each fund’s performance was not reflected in Management’s Discussion of Fund Performance. Consider adding this disclosure for future reports.

Response: We will include a discussion of a fund’s use of forward foreign currency exchange contracts in future reports if the impact is material to the fund’s performance.

2)
Comment: In accordance with Regulation S-X, a fund should disclose the description and terms of payments on swap agreements. Multi-Asset Real Return Fund held total return swap agreements but did not indicate the frequency of the payments to be paid or received. Consider adding payment frequency to the tabular swap agreement disclosure.

Response: We will make this change for future reports.

3)
Comment: Strategic Income Fund, Government Bond Fund and Short-Term Government Fund have significant holdings in variable-rate notes tied to LIBOR. Please consider whether the discontinuation of LIBOR should be disclosed as a risk in the funds’ prospectuses. Specifically, consider how an investment’s liquidity might be impacted if there is no fall-back provision and how an investment’s value might be affected by the transition to a new standard.

Response: We will continue to evaluate whether the expected discontinuation of LIBOR is a principal risk for each fund. Nevertheless, we will add the requested disclosure to each fund’s prospectus and/or statement of additional information (SAI), as appropriate, at the next annual update of its registration statement.

4)
Comment: In accordance with Regulation S-X, a fund should disclose the amount of any securities loaned on the Statement of Assets and Liabilities. Consider adding this additional disclosure for funds with securities lending activity.

Response: We will make this change for future reports.

5)
Comment: More than 35% of Small Cap Value Fund’s assets are invested in the Financials sector. Consider whether this should be disclosed as a principal investment strategy and principal risk in the fund’s prospectus.

Response: The fund’s policy on concentration, as disclosed in its SAI, is that the fund will not concentrate its investments in securities of issuers in any particular industry. Although the fund has no stated policy regarding investments in a particular sector, we will review the fund’s disclosure at the next annual update of the prospectus and consider whether additional strategy and/or risk disclosure is appropriate.

If you have any questions regarding the above responses, please contact the undersigned at kathleen_nelson@americancentury.com or (816) 340-3226.

Sincerely,

/s/ Kathleen Gunja Nelson
Kathleen Gunja Nelson
Assistant Vice President